UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Convertible Note Facility

Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based, U.S.-listed company, has entered into a securities purchase agreement (the “SPA”) dated July 15, 2026 with a certain institutional investor (the “Note Investor”), pursuant to which the Company agreed to issue and sell, and the Note Investor agreed to purchase, in multiple closings pursuant to private placement exemptions under Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) of Regulation D promulgated thereunder and subject to the satisfaction or waiver of certain closing conditions, a new series of senior convertible notes of the Company in an aggregate original principal amount of up to $37.5 million (the “Notes”). The Notes are convertible into the Company’s Class B ordinary shares, par value $0.002 per share, at a purchase price of US$920 per US$1,000 of principal amount.

The Company will issue and sell to the Note Investor (i) an initial Note in the aggregate principal amount of US$12.5 million for a purchase price of US$11.5 million in an initial closing, and (ii) a second Note in the aggregate principal amount of US$12.5 million for a purchase price of US$11.5 million in a second closing.

Additional closings may be initiated by either the Note Investor or the Company, subject to the satisfaction or waiver of certain closing conditions, such as minimum trading liquidity requirements, the effectiveness of an registration statement related to the resale of the Class B ordinary shares issuable upon conversion or otherwise pursuant to the terms of the Notes, limits on outstanding principal from prior tranches, and other customary equity conditions. The Note Investor may waive any such conditions and may elect to initiate a closing at its discretion.

The Notes will mature two years after the applicable issuance dates and bear no interest, except that the Notes will bear interest at a rate of 14% per annum upon the occurrence of any event of default pursuant to the Notes for so long as such event remains uncured. The Notes rank pari passu with all other notes and are senior obligations of the Company. The Notes are convertible, in whole or in part at any time after issuance, into Class B ordinary shares of the Company in an amount equal to the (i) product of the principal being converting and 110%, divided by 140% the closing price on the day prior to the applicable issuance dates. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Class B ordinary shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). A Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Class B ordinary shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first day after such notice is delivered to the Company.

Pursuant to the SPA, the Company intends to use the net proceeds from the sale of the Notes for general corporate purposes and working capital, and no more than an aggregate of US$1,000,000 may be used for (i) the satisfaction of any indebtedness of the Company or its subsidiaries, (ii) the redemption or repurchase of any securities of the Company or its subsidiaries, or (iii) the settlement of any outstanding litigation.

Pursuant to the SPA, the Company agreed, for a covenant period specified in the SPA, not to issue, offer, sell, or otherwise dispose of, or announce the issuance of, any equity or equity-linked securities, subject to certain exceptions. In addition, the Company agreed, during the covenant period, not to effect or enter into any agreement to effect a subsequent placement involving a variable rate transaction.

Concurrently with the execution of the SPA, the Company and the Note Investor also entered into a registration rights agreement dated July 15. 2026 regarding certain resale registration rights of the Note Investor.

The foregoing description of the Notes, SPA, and registration rights agreement does not purport to be complete and is qualified in its entirety by reference to such agreements or form thereof, copies of which are filed as Exhibit 99.1, 99.2, and 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Form of Senior Convertible Note
99.2	Securities Purchase Agreement dated as of July 15, 2026 by and between Robo.ai Inc. and the Note Investor
99.3	Registration Rights Agreement dated as of July 15, 2026 by and between Robo.ai Inc. and the Note Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: July 15, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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